SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FEMASYS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31447E 105

(CUSIP Number)

Kathy Lee-Sepsick

c/o Femasys Inc.

3950 Johns Creek Court, Suite 100

Suwanee, GA

(770) 500-3910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31447E 105

1	NAMES OF REPORTING PERSON PharmaCyte Biotech, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,711,864 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,711,864 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,711,864
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

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(1)

Includes (i) 4,237,288 shares of common stock, par value $0.001 (“Common Stock”), of Femasys Inc. (the “Issuer”), issuable upon conversion of a 6.0% senior unsecured convertible note due 2025 (the “Convertible Note”) (as may be adjusted per the Convertible Note from time to time) issued pursuant to that certain Securities Purchase Agreement, dated as of November 14, 2023, by and among the Issuer and the investors listed on the Schedule of Buyers thereto (the “Purchase Agreement”), which conversion is subject to a 19.99% beneficial ownership limitation, (ii) Series A warrants immediately exercisable for 4,237,288 shares of Common Stock issued pursuant to the Purchase Agreement, subject to a 19.99% beneficial ownership limitation, and (iii) Series B warrants immediately exercisable for 4,237,288 shares of Common Stock issued pursuant to the Purchase Agreement, subject to a 19.99% beneficial ownership limitation.

(2)	Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by PharmaCyte Biotech, Inc. (“PharmaCyte”) by (ii) the sum of (a) 21,649,623 shares of Common Stock outstanding as of November 13, 2023, as reported in the Issuer’s 10-Q, filed with the Securities Exchange Commission on November 14, 2023, (b) 4,237,288 shares of Common Stock issuable upon conversion of the Convertible Note beneficially owned by PharmaCyte, (c) 4,237,288 shares of Common Stock issuable upon exercise of the Series A warrants held by PharmaCyte, and (d) 4,237,288 shares of Common Stock issuable upon exercise of the Series B warrants held by PharmaCyte.

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Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 (“Common Stock”), of Femasys Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3950 Johns Creek Court, Suite 100, Suwanee, GA 30024. The Issuer’s Common Stock is listed on the Nasdaq Capital Market under the symbol “FEMY”.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed on behalf of PharmaCyte Biotech, Inc., a Nevada corporation (the “Reporting Person”).

This Schedule 13D relates to (i) a 6.0% senior unsecured convertible note due 2025 (the “Convertible Note”) in an aggregate principal amount of $5,000,000, convertible into shares of Common Stock at a conversion price of $1.18 per share, (ii) Series A warrants (the “Series A Warrants”) to purchase up to an aggregate of 4,237,288 shares of Common Stock at an exercise price of $1.18 per share, and (iii) Series B warrants (the “Series B Warrants”, together with the Series A Warrants, the “Warrants,” and, together with the Convertible Note, the “Securities”) to purchase up to an aggregate of 4,237,288 shares of Common Stock at an exercise price of $1.475 per share (collectively, the “Investment”).

(b)	The address of the principal business and principal office of the Reporting Person is PharmaCyte Biotech, Inc. 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169.
(c)

The Reporting Person is a biotechnology company focused on developing cellular therapies for cancer, diabetes and malignant ascites based upon a proprietary cellulose-based live cell encapsulation technology.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Nevada corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Securities in exchange for consideration in the amount of $5,000,000. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

On November 14, 2023, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which it agreed to purchase from the Issuer (i) the Convertible Note in an aggregate principal amount of $5,000,000, convertible into shares of Common Stock at a conversion price of $1.18 per share, (ii) Series A Warrants to purchase up to an aggregate of 4,237,288 shares of Common Stock at an exercise price of $1.18 per share, and (iii) Series B Warrants to purchase up to an aggregate of 4,237,288 shares of Common Stock at an exercise price of $1.475 per share. The closing of the Investment occurred on November 21, 2023.

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Pursuant to the Purchase Agreement, the Reporting Person has the right to nominate one individual to serve on the Issuer’s board of directors (the “Femasys Board”) until the earlier of (a) when the Reporting Person beneficially owns less than 4.99% of the number of shares of Common Stock outstanding and (b) the repayment of the Convertible Note in full (such time, the “Investor Board Seat Fall-Away”). Effective as of the Closing, the Company appointed Joshua Silverman, the Reporting Person’s interim Chief Executive Officer, as a member of the Femasys Board. In addition, the Reporting Person agreed to a standstill until the later of (a) its nominee remaining on the Femasys Board and (b) 12 months after the Investor Board Seat Fall-Away, during which period the Reporting Person agreed not to, among other things, acquire additional securities of the Issuer other than pursuant to the Securities. In addition, the Issuer will coordinate with the Reporting Person to establish a 10b5-1 sales program after Closing for the Reporting Person’s shares of Common Stock.

The Convertible Note

The Convertible Note is a senior unsecured obligation of the Issuer and accrues interest at a rate of 6.0% per annum, payable annually, in cash or shares of Common Stock at the Issuer’s option, and matures two years after the date of issuance. The Convertible Note is convertible into shares of Common Stock (the “Conversion Shares”) at the election of the Reporting Person at any time at an initial conversion price of $1.18 (the “Conversion Price”). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and similar corporate events.

Beginning six months after issuance, the Issuer may require the Reporting Person to convert its Convertible Note into Conversion Shares if the closing price of the shares of Common Stock exceeds $2.36 per share (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) for ten consecutive trading days and the daily dollar trading volume of the shares of Common Stock exceeds one million dollars ($1,000,000) per day during the same period and certain equity conditions described in the Convertible Note are satisfied.

The Convertible Note provides for certain Events of Default (as defined in the Convertible Note), including, among other things, the Issuer’s failure to file and maintain an effective registration statement covering the sale of the securities registrable pursuant to the Registration Rights Agreement (as defined below) and the Issuer’s failure to pay any amounts due to the Reporting Person when due. In connection with an Event of Default, the Reporting Person will be able to require the Issuer to redeem in cash any or all of its Convertible Note at a premium of 115%.

Under the terms of the Convertible Note, the Issuer will be subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, acquisition and investment transactions, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters.

The Warrants

The Series A Warrants are exercisable for shares of Common Stock (the “Series A Warrant Shares”) immediately, at an exercise price of $1.18 per share (“Series A Exercise Price”) and expire five years from the date of issuance. The Issuer has the right to call the exercise of the Series A Warrants if the closing price of the shares of Common Stock  exceeds 200% of the Series A Exercise Price for ten consecutive trading days and the daily dollar trading volume of the shares of Common Stock exceeds one million dollars ($1,000,000) per day during the same period and certain equity conditions are satisfied. The Series B Warrants are exercisable for shares of Common Stock  (the “Series B Warrant Shares” and, together with the Series A Warrant Shares, the “Warrant Shares”) immediately, at an exercise price of $1.475 per share (“Series B Exercise Price”) and expire one year from the date of issuance. The Issuer has the right to call the exercise of the Series B Warrants if the closing price of the shares of Common Stock exceeds 200% of the Series B Exercise Price for ten consecutive trading days and the daily dollar trading volume of the shares of Common Stock exceeds one million dollars ($1,000,000) per day during the same period and certain equity conditions are satisfied.

Except as set forth in this Item 4, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Act of 1933, as amended (the “Securities Act”).

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Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

The Convertible Note, the Conversion Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act. The Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale 100% of the Conversion Shares and the Warrant Shares promptly following Closing, but in no event later than 30 calendar days after Closing, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement).

Collaboration Agreement

In connection with the Investment, the Issuer and the Reporting Person entered into a Collaboration Agreement, dated November 14, 2023, whereby, if the parties agree to conduct research activities or enter into a research plan in connection with discussing, evaluating and seeking technology that may be available to in-license or acquire with a view to enhancing the existing products of the Issuer or adding new complementary products, they will establish a joint research committee with two representatives of the Issuer and one representative of the Reporting Person to oversee the execution of the research plan and coordinate research activities.

The foregoing descriptions of the Registration Rights Agreement and Collaboration Agreement are qualified in their entirety by the full text of the form of Registration Rights Agreement and the form of Collaboration Agreement, copies of which are filed as Exhibits 10.3 and 10.4, respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on November 15, 2023 and is incorporated herein by reference.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2023).

2	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 15, 2023).

3	Form of Purchase Agreement(incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 15, 2023).

4	Form of Convertible Note (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 15, 2023).

5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 15, 2023).

6	Form of Collaboration Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on November 15, 2023).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 22, 2023

PHARMACYTE BIOTECH, INC.

By:	/s/ Joshua N. Silverman
Name:	Joshua N. Silverman
Title:	Interim Chief Executive Officer and Interim President

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